Filed by: Total Energy Services Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Savanna Energy Services Corp.

Form F-80 File No.: 333-216354

2550, 300 – 5th Avenue S.W. Calgary, Alberta T2P 3C4 Telephone: (403) 216-3939 Facsimile: (403) 234-8731 Website: www.totalenergy.ca

News Release

March 25, 2017

Total Energy Services Inc. Announces Take-Up of Savanna

Common Shares and Extension of Period for Tender of

Additional Savanna Common Shares under its Offer

CALGARY, ALBERTA – Total Energy Services Inc. (“Total Energy”) announced today that 60,952,797 common shares of Savanna Energy Services Corp. (“Savanna”), representing approximately 51.6% of the total number of outstanding Savanna common shares, were validly tendered (and not withdrawn) under its offer (the “Offer”) to purchase all of the outstanding Savanna common shares as of the expiry of the initial deposit period for the Offer (11:59 p.m. (Pacific Time) on March 24, 2017). As well, each of the conditions to the Offer (including the minimum tender condition prescribed by securities laws in force in Canada) was satisfied (or, in the case of the 66 2/3% tender condition, waived), by Total Energy as of that time.

As of 11:59 p.m. (Pacific time) on March 24, 2017, Total Energy took up the 60,952,797 Savanna common shares validly tendered to the Offer (and not previously withdrawn). In accordance with the terms of the Offer, Total Energy has provided Computershare Investor Services Inc. (the “Depositary”) with 7,923,864 common shares of Total Energy, representing the share consideration payable by Total Energy for the Savanna common shares taken up by it to date under the Offer. The cash portion of the consideration payable by Total Energy is expected to be provided to the Depository on March 27, 2017, so as to enable the Depository to promptly effect settlement with the Savanna shareholders whose Savanna common shares were taken up by Total as of the expiry of the initial deposit period under the Offer.

Non-Canadian Savanna shareholders who reside in certain U.S. states1 or in Puerto Rico and who are not “exempt institutional investors” under the laws of their jurisdiction of residence (“Non-Exempt Shareholders”) are not entitled to receive Total Common Shares as partial consideration for the Savanna common shares tendered by them to the Offer. Arrangements have been made for the Depositary, as agent for such Non-Exempt Shareholders, to sell, or cause to be sold (through a broker in Canada and on the Toronto Stock Exchange) the Total Common Shares that would otherwise be issuable to such Non-Exempt Shareholders. After completion of such sales, the Depositary will distribute the aggregate net proceeds of sale, after expenses, commissions and applicable withholding taxes, pro rata, among the Non-Exempt Shareholders. Any sales of Total Common Shares on behalf of Non-Exempt Shareholders will be completed as soon as practicable after the date on which Total Energy pays for the Savanna common shares of the Non-Exempt Shareholders under the Offer and will be done in a manner intended to maximize consideration to be received from the sale of Total Common Shares and to minimize any adverse impact of the sale on the market for the Total Common Shares.

[1]	Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, the District of Columbia, Florida, Illinois, Kentucky, Louisiana, Maryland, Massachusetts, Montana, Nebraska, Nevada, New Jersey, North Carolina, Ohio, Oregon, Pennsylvania, Rhode Island, Tennessee, Texas, Utah, Virginia, Washington, West Virginia or Wyoming.

Daniel Halyk, President and Chief Executive Officer of Total Energy, provided the following comment following the initial take-up of Savanna common shares: “We are pleased with the initial level of support demonstrated by Savanna shareholders for the combination of our companies. While the process has been long and hard fought at times, the underlying rationale for the combination of Total Energy and Savanna remains sound. With this initial take-up of Savanna common shares, we believe that the level of support for this transaction will increase substantially and we look forward to engaging with Savanna to move forward in an efficient and cooperative manner that serves the best interests of all Savanna shareholders.”

Total Energy also announced that it has extended the period for the tender of additional Savanna common shares under its Offer to 12:00 p.m. on April 7, 2017. Total Energy provided notice of the extension to the Depositary effective 11:59 p.m. (Pacific time) on Friday, March 24, 2017.

THE OFFER HAS BEEN EXTENDED AND IS NOW OPEN FOR ACCEPTANCE UNTIL 12:00 P.M. (PACIFIC TIME) ON APRIL 7, 2017 UNLESS THE OFFER IS FURTHER EXTENDED BY TOTAL.

Full details of the extension of the period during which additional Savanna common shares may be tendered under the Offer will be included in a notice of extension (the “Notice of Extension”), which Total Energy expects to file on SEDAR (under Savanna’s profile) at www.sedar.com and mail to registered securityholders of Savanna on or prior to March 27, 2017.

If employees, customers or suppliers of Savanna have any questions regarding the Offer or the combination of Total Energy and Savanna, they are encouraged to contact William Kosich, Vice President, Drilling Services of Total Energy, directly at (403) 216-3944. Shareholder or other inquiries may be directed to Daniel Halyk, President and CEO of Total Energy, directly at (403) 216-3921.

About Total Energy’s Offer to Savanna Shareholders

Full details of the Offer are contained in the offer to purchase and associated take-over bid circular dated December 9, 2016 (the “Original Offer and Circular”), as amended, varied and supplemented by the notice of change and variation dated March 1, 2017 (the “First Notice of Change”), the Notice of Variation dated March 13, 2017 and the Notice of Extension (when it becomes available). Those documents are (or, in the case of the Notice of Extension, will be) available under Savanna’s profile at www.sedar.com and on Total Energy’s website at www.totalenergy.ca/savannaoffer. Securityholders of Savanna are urged to read the Original Offer and Circular, the First Notice of Change, the Second Notice of Variation and the Notice of Extension (when it becomes available), the Letter of Transmittal (and the amended Letter of Transmittal) and the Notice of Guaranteed Delivery for the Offer (collectively, the “Offer Documents”) and to consider the important information set out in those documents. Copies of the Offer Documents may be obtained free of charge at www.sedar.com (under Savanna’s profile) and may also be obtained free of charge upon request from the Corporate Secretary of Total Energy, at 2550, 300 – 5th Avenue S.W. Calgary, Alberta T2P 3C4, or from Laurel Hill Advisory Group (“Laurel Hill”) at the numbers and email address shown below under the heading “Advisors to Total Energy”.

Advisors to Total Energy

Total Energy has engaged GMP FirstEnergy to act as its financial advisor and dealer manager. Bennett Jones LLP is acting as Canadian legal advisor and Paul, Weiss, Rifkind, Wharton & Garrison LLP is acting as United States legal advisor in connection with the Offer.

Laurel Hill has been retained as information agent for the Offer. Savanna Shareholders may contact Laurel Hill by telephone at 1-877-452-7184 (Toll Free in North America) or 1-416-304-0211 (Collect Outside North America) or by email at assistance@laurelhill.com.

Computershare Investor Services Inc. (“Computershare”) has been retained as the depositary for the Offer. Shareholders of Savanna may contact Computershare by telephone at 1-800-564-6253 (Toll free in North America), or at 1-514-982-7555 (Collect Outside of North America), or by e-mail at corporateactions@computershare.com.

About Total Energy

Total Energy is a growth oriented energy services corporation involved in contract drilling services (Chinook Drilling), rentals and transportation services (Total Oilfield Rentals) and the fabrication, sale, rental and servicing of natural gas compression (Bidell Gas Compression) and process equipment (Spectrum Process Systems).

The Toronto Stock Exchange has neither approved nor disapproved of the information contained herein.

This news release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be any sale of the applicable securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Total Energy has filed with the U.S. Securities and Exchange Commission (“SEC”) a Registration Statement (the “Registration Statement”), which includes the Original Offer and Circular, the First Notice of Change, the Second Notice of Variation and the Notice of Extension, relating to its offer to Savanna Shareholders. TOTAL URGES INVESTORS AND SECURITYHOLDERS TO READ THE REGISTRATION STATEMENT, THE ORIGINAL OFFER AND CIRCULAR, THE FIRST NOTICE OF CHANGE, THE SECOND NOTICE OF CHANGE AND THE NOTICE OF EXTENSION (WHEN IT BECOMES AVAILABLE) AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC AND CANADIAN SECURITIES REGULATORY AUTHORITIES, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a free copy of the Original Offer and Circular, the First Notice of Change, the Second Notice of Variation and the Notice of Extension (when it becomes available) and other documents filed by Total Energy with the Canadian securities regulators at www.sedar.com (under the issuer profile for Savanna) and with the SEC at the SEC’s website at www.sec.gov. The Original Offer and Circular, the First Notice of Change, the Second Notice of Variation and the Notice of Extension (when it becomes available) and other documents may also be obtained free of charge from Total Energy’s website at www.totalenergy.ca/savannaoffer or upon request made to Total Energy at 2550, 300 – 5th Avenue S.W., Calgary, Alberta T2P 3C4.

Securityholders should be aware that Total Energy may purchase Savanna common shares otherwise than under the Offer, such as in open market purchases.

Forward-Looking Information Cautionary Statement

This news release contains certain forward-looking information (referred to herein as “forward-looking statements”). Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “believe”, “plan”, “scheduled”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “expect”, “may”, “will”, “project”, “should”, or similar words suggesting future events, circumstances or outcomes. In particular, this news release contains forward-looking information concerning the payment for Savanna common shares validly tendered to the Offer, including the timing thereof, information concerning the arrangements for the sale of Total Common Shares on behalf of Non-exempt Shareholders under the Offer, and the anticipated content, filing and mailing of the Notice of Extension.

Forward-looking statements are based upon the opinions and expectations of management of Total Energy as at the effective date of such statements. Although Total Energy believes the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that those expectations will prove to have been correct. Forward-looking statements are subject to certain risks and uncertainties that could cause actual events or outcomes to differ materially from those anticipated or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, such things as changes in general economic conditions in Canada, the United States and elsewhere, the volatility of prices for oil and natural gas and other commodities, fluctuations in currency and interest rates and fluctuations in market prices for the publicly traded securities of Total Energy and Savanna, non-fulfillment of conditions of the Offer and new laws and regulations (domestic and foreign).

Having regard to the various risk factors, readers should not place undue reliance upon the forward-looking statements contained in this news release and such forward-looking statements should not be interpreted or regarded as guarantees of future outcomes.

The forward-looking statements contained in this news release are made as of the date hereof and Total Energy does not undertake any obligation to update or to revise any of the included forward-looking statements, except as required by applicable securities laws in force in Canada. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

NOT FOR DISTRIBUTION TO U.S. NEWS WIRE SERVICES OR DISSEMINATION IN THE UNITED STATES.

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